UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 23, 2011

Commission File Number: 001-34423

CDC Software Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Unit 706-707, Building 9 No. 5 Science Park West Avenue Hong Kong Science Park Shatin, New Territories Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard

     On November 17, 2011, CDC Software Corporation (the “Company”) received a letter dated November 17, 2011 from The NASDAQ Stock Market, Inc. (“NASDAQ”), stating that NASDAQ staff members (the “Staff”), exercising their discretionary authority, have determined to delist the Company’s securities based on public interest concerns under NASDAQ Listing Rule 5101 and the Company’s failure to timely file its Annual Report on Form 20-F for the year ended December 31, 2010, as required by Listing Rule 5250(c).  Trading in the Company’s securities has been halted by NASDAQ since October 5, 2011.

     In its determination, the Staff noted that, in view of concerns of the
Supreme Court of the State of New York referenced in a July 13, 2011 order, which was previously disclosed by the Company in a Current Report on Form 6-K, dated July 15, 2011, and the recommendations of a joint special committee of the boards of directors of the Company and its parent, CDC Corporation (“CDC”), which were referenced in a Current Report on Form 6-K, dated October 20, 2011, and furnished to the U.S. Securities and Exchange Commission by the Company, the
false testimony and actions of Mr. Peter Yip, the Company’s Chief Executive
Officer and Vice-Chairman of the board of directors (the “Board”), has been contrary to the conduct expected by the Staff of an officer and director of a public company. The Staff also noted that its public interest concerns were amplified by several factors, including its beliefs relating to Mr. Yip’s ability to exert substantial influence over the Company, its Board and the board of directors of CDC.

     Pursuant to the NASDAQ letter, the Company has until November 25, 2011 to request a hearing before a NASDAQ Listing Qualifications Panel (the “Panel”).
Accordingly, the Company intends to timely request a hearing at which it will address the concerns raised by the Staff and present its plan for regaining compliance with all applicable requirements for continued listing. However, there can be no assurance that the Panel will grant the Company’s request for continued listing. In connection with the hearing request, the Company will also request that the Staff’s delisting determination be stayed at least until the
Panel issues its decision following the hearing.  In the event that NASDAQ determines not to grant the stay, it is expected that the current trading halt would be converted to a trading suspension on or about December 12, 2011. In such an event, the Company’s securities would become eligible for trading in the over-the-counter market at that time.  The Company will make a further announcement regarding its trading status following the receipt of NASDAQ’s determination on the stay request, which is expected before December 12, 2011.
The Company expects that its hearing will be scheduled to occur early next year.

     The Company issued a press release on November 23, 2011, disclosing its receipt of the November 17, 2011 NASDAQ notice. A copy of the press release is attached as Exhibit 99.4 and incorporated herein by reference.

     This Form 6-K includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These
forward-looking statements include statements regarding: (i) statements preceded by, followed by or that include the words “may,” “could,” “should,” “would,”
“believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “projects,”
“outlook,” or similar expressions; and (ii) the Company’s intent to appeal the
Staff’s delisting determination, and any potential exception to the NASDAQ
Listing Rules that may be granted to the Company by NASDAQ, (iii) the timing of any future hearing or determination of NASDAQ, including, but not limited to any future trading suspension, or (iv) whether the Company’s securities may be eligible to trade on the over-the-counter market and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions, many of which are beyond the Company’s control. These statements are based on management's current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the possibility that NASDAQ will not grant the Company an exception to the Listing Rules. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, the
Company’s results could differ materially from the results expressed or implied by the forward-looking statements contained herein. All forward-looking statements included in this Form 6-K are based upon information available to management as of the date of this Form 6-K, and you are cautioned not to place undue reliance on any forward looking statements, which speak only as of the date of this Form 6-K. The Company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. For these and other reasons, investors are cautioned not to place undue reliance upon any forward-looking statement in this Form 6-K.

Exhibit No.  Description

99.1         Press release dated October 11, 2011
             Nueske’s Applewood Smoked Meats Implements Ross ERP to Help Improve
             Operational Efficiency and Facilitate its Growth

99.2         Press release dated November 1, 2011
             CDC Software Launches Cloud Compensation and Benefits Solution on
             Microsoft Azure Platform in China

99.3         Press release dated November 9, 2011
             CDC Software Partners with Avnet Technology Solutions to
             Facilitate Expansion in Indian Market

99.4         Press release dated November 23, 2011
             CDC Software Announces Receipt of NASDAQ Delisting Notice;
             Intends to Request a Hearing

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Software Corporation

Date: November 23, 2011	By:	Wong Chung Kiu
	Name:	Wong Chung Kiu
	Title:	Interim Acting Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated October 11, 2011, entitled "Nueske’s Applewood Smoked Meats Implements Ross ERP to Help Improve Operational Efficiency and Facilitate its Growth"
99.2	Press release dated November 1, 2011, entitled "CDC Software Launches Cloud Compensation and Benefits Solution on Microsoft Azure Platform in China"
99.3	Press release dated November 9, 2011, entitled "CDC Software Partners with Avnet Technology Solutions to Facilitate Expansion in Indian Market"
99.4	Press release dated November 23, 2011, entitled "CDC Software Announces Receipt of NASDAQ Delisting Notice; Intends to Request a Hearing"